PATTERSON BROOKE RESOURCES INC.

#21 - 2386 Haines Road.
Mississauga, Ontario, Canada,L4Y 1Y6
(Tel: 416-819-3795)
May 10, 2007

Via Edgar
By fax: 1-202-772-9368

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C.
20549

Re:     Patterson Brooke Resources Inc.
   Registration Statement on Form SB-2
   File No. 333-139797

Attention: Ms. Carmen Moncada-Terry

Dear Ms. Moncada-Terry:

Patterson Brooke Resources Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Tuesday, May 15th, 2007, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequate and accuracy of the disclosure in the filing, and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Patterson Brooke Resources Inc.

B. GORDON BROOKE

B. Gordon Brooke
Chief Executive Officer, President and
Director